

August 6, 2010

Mr. Raghunath Reddy
Senior Vice President and Chief Financial Officer
Augusta Resource Corporation
837 West Hastings Street, Suite 400
Vancouver, British Columbia, Canada, V6C 3N6

   Re: **Augusta Resource Corporation**
      Form 40-F for the Fiscal Year Ended December 31, 2009
      Filed March 25, 2010
      File No.001-32943

Dear Mr. Reddy:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2009

Exhibit 99.2

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 10

Mineral Properties and Deferred Development Costs, page 11

1.   We note the disclosure indicating that, once a mine has achieved commercial
        production, mineral properties are depleted on a units-of-production basis. Tell
        us the categories of reserves or resources that are considered in determining total
        units to be produced, i.e. the denominator, for purposes of both Canadian and US
        GAAP.

2.   We note your policy regarding the capitalization of pre-production expenditures.
        Tell us the nature and amount of any costs capitalized under this policy as of
        December 31, 2009.

Foreign Currencies, page 12

3.   We note your accounting policy on foreign currencies indicates that your
        functional currency has changed from Canadian dollars to US dollars. With
        reference to FASB ASC subparagraph 830-10-45-2, please describe the salient
        economic facts and circumstances that changed in 2009 to indicate that your
        functional currency is the U.S. dollar.

Note 4. Discontinued Operations, page 15

4.   Explain to us your basis for considering the uncollected portion of the note
        receivable from Ely Gold & Minerals in determining the amount of the gain on
        the disposition of the Mount Hamilton, Shell and Monte Cristo properties. As
        part of your response, explain to us how you determined that collection of the
        receivable was reasonably assured. In this regard, we note that financial
        statements of Ely Gold & Minerals for the years ended December 31, 2007 and
        2008 disclosed substantial doubt about that company's ability to continue as a
        going concern.

Note 17. Differences between United States and Canadian GAAP, page 31

Mineral Property Expenditures

5.   Provide us an analysis of mineral property and deferred development costs that shows, in reasonable detail, the nature, timing and amount of costs capitalized under US GAAP as of December 31, 2009.

6.   Reconcile cumulative mineral property expenditures through December 31, 2009 per the US GAAP statement of operations to the corresponding amount per the US GAAP statement of cash flows.

Share Purchase Warrants

7.   We note your reconciliation from Canadian GAAP to US GAAP includes an adjustment of $967,963 which you attribute to differences in the fair value of your warrants.   Please explain why the fair value of these instruments has been determined to be different for US and Canadian GAAP purposes, providing details of the valuation methods you have used to determine fair value for each basis of accounting.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief
Accountant